# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: HeartSciences Inc., CIK 0001468492
CUSIP: 42254E104
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 550 Reserve St., Suite 360, Southlake, Texas (TX), 76092
Date of event which requires filing of this statement: 10/05/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001933883
Persons authorized to receive notices and communications: Andrew Simpson, c/o HeartSciences Inc., 550 Reserve St., Suite 360, Southlake, Texas (TX), 76092, (682) 237-7781

## Reporting persons
- Andrew Simpson (CIK 0001933883): type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 403,739; shared voting power 0; sole dispositive power 403,739; shared dispositive power 0; aggregate amount beneficially owned 403,739 (7.5% of the class)
  Comment: (1) Includes (i) 5,523 shares of the Issuer's common stock, par value $0.001 per share (the "Common Stock") issuable upon conversion of 6,117 shares of Series C Preferred Stock (as defined below) (based on the assumed conversion price of Series C Preferred Stock as of the reporting date); (ii) 1 share of Common Stock issuable upon exercise of $1.5M Lender Warrants (as defined below); (iii) options to purchase 323,833 shares of Common Stock issuable upon the exercise of certain options (as more fully discussed in Item 3 below); and (iv) 70,000 restricted shares of Common Stock with the power to vote, or to direct voting, of such shares.
  
  (2) On the basis of 4,969,283 shares of the Issuer's Common Stock and 342,841 shares of Series C Preferred Stock issued and outstanding as of October 8, 2026 (which does not include 425,000 restricted shares of Common Stock granted to the reporting person which have not vested and are non-voting and are not beneficially owned by the reporting person as of the reporting date).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: HeartSciences Inc.
Address of issuer's principal executive offices: 550 Reserve St., Suite 360, Southlake, Texas (TX), 76092

## Item 2. Identity and Background
Name of person filing:
Mr. Andrew Simpson is the President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer (the "Reporting Person"). As of the date of this Schedule 13D, Mr. Simpson directly beneficially owns 403,739 shares of Common Stock.

This Schedule 13D is being filed by the Reporting Person as the President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer.

The Reporting Person is a citizen of the United Kingdom. The principal business address of the Issuer and the address for each of the Reporting Person is 550 Reserve St., Suite 360, Southlake, TX 76092.
Residence or business address:
Mr. Andrew Simpson is the President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer (the "Reporting Person"). As of the date of this Schedule 13D, Mr. Simpson directly beneficially owns 403,739 shares of Common Stock.

This Schedule 13D is being filed by the Reporting Person as the President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer.

The Reporting Person is a citizen of the United Kingdom. The principal business address of the Issuer and the address for each of the Reporting Person is 550 Reserve St., Suite 360, Southlake, TX 76092.
Present principal occupation or employment:
Mr. Andrew Simpson is the President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer (the "Reporting Person"). As of the date of this Schedule 13D, Mr. Simpson directly beneficially owns 403,739 shares of Common Stock.

This Schedule 13D is being filed by the Reporting Person as the President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer.

The Reporting Person is a citizen of the United Kingdom. The principal business address of the Issuer and the address for each of the Reporting Person is 550 Reserve St., Suite 360, Southlake, TX 76092.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Mr. Andrew Simpson is the President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer (the "Reporting Person"). As of the date of this Schedule 13D, Mr. Simpson directly beneficially owns 403,739 shares of Common Stock.

This Schedule 13D is being filed by the Reporting Person as the President, Chief Executive Officer, and Chairman of the Board of Directors of the Issuer.

The Reporting Person is a citizen of the United Kingdom. The principal business address of the Issuer and the address for each of the Reporting Person is 550 Reserve St., Suite 360, Southlake, TX 76092.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person owns 4,382 shares of Common Stock, which were acquired prior to the initial public offering (the "IPO") of the Issuer. The IPO was completed on June 17, 2022 which consisted of the sale of 1,500,000 Units, with each "Unit" consisting of one share of Common Stock, and a warrant to purchase one share of Common Stock.

The Reporting Person was granted options (the "Options") by the Issuer's Board of Directors (the "Board") to purchase an aggregate of 323,833 shares of Common Stock issued as compensation for the Reporting Person's services as an officer of the Issuer, which Options consist of the following: (i) 303 Options granted on September 1, 2019 at an option exercise price of $129 per share, expiring on September 1, 2029, (ii) 265 Options granted on November 6, 2020 at an option exercise price of $116 per share, expiring on November 6, 2030, (iii) 265 Options granted on March 1, 2022 at an option exercise price of $347 per share, expiring on March 1, 2032, (iv) 3,000 Options granted on March 20, 2023 at an option exercise price of $97 per share, expiring on March 20, 2033, (v) 45,000 Options granted on January 16, 2025 at an option exercise price of $3.33 per share, expiring on January 16, 2035, and (vi) 275,000 Options granted on July 9, 2025 at an option exercise price of $4.37 per share, expiring on July 9, 2035. As a result of the U.S. Food and Drug Administration's 510(k) clearance (K260005) of the Issuer's MyoVista(R) wavECG(TM) device on October 5, 2026, previously announced by the Issuer on October 6, 2026, the vesting of all of the Options was accelerated such that all of the Options fully vested as of October 5, 2026.

In addition, on December 3, 2025, the Board approved the grant of 70,000 restricted shares of Common Stock to the Reporting Person, with the power to vote, or to direct voting, of such shares (the "Restricted Shares"), which shall fully vest upon the closing of the transactions contemplated by that the Merger Agreement and Plan of Merger, dated June 23, 2026, as amended, entered into by and among the Issuer, Fortitude Mining Holdings, Inc., Fortitude Mining HoldCo, LLC and Cordis Acquisition, LLC.

The Reporting Person is also entitled to receive 1 share of Common Stock issuable upon exercise of certain warrants issued to holders of the Issuer's 12% secured subordinated convertible promissory notes in the aggregate principal amount of $1.5 million issued between December 2020 and April 2021 (the "$1.5M Notes") as consideration for the extension of the maturity of the $1.5M Notes (the "$1.5M Lender Warrants"). The 1.5M Lender Warrants subsequently expired on October 12, 2026.

No borrowed funds were used to purchase such shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
All of the shares of Common Stock and other securities of the Issuer reported herein (collectively, the "Securities") were acquired for investment purposes.

The Reporting Person intends to evaluate their investment in the Securities on a continual basis. Other than as expressly set forth below, the Reporting Person have no plans or proposals as of the date of this filing that relate to, or would result in, any of the actions enumerated in Item 4(a)-(j) of Schedule 13D. The Reporting Person may engage in communications with one or more stockholders, officers or directors of the Issuer and others, including but not limited to, discussions regarding the Issuer's operations and strategic direction and ideas that, if effected, could result in, among other things, any of the matters identified in Item 4(a)-(j) of Schedule 13D, including but not limited to debt or equity capital raising transactions, acquisitions, mergers, combinations and other strategic transactions. The Reporting Person reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions, including to cause or introduce strategic or corporate transactions involving the Issuer or any of its subsidiaries, or one or more of the types of transactions or have one or more the results described in Item 4(a)-(j) of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Person from time to time intends to review their investment in the Issuer on the basis of various factors, including whether various strategic transactions have occurred or may occur, the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in general, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person intend to take such actions in the future as they deem appropriate in light of the circumstances existing from time to time, which may include acquisitions of shares of Common Stock or other convertible securities of the Issuer or disposal of all or any portion of the Securities or shares of Common Stock or other securities of the Issuer otherwise acquired by the Reporting Person, either in the open market or privately negotiated transactions, with or without prior notice.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date hereof, Mr. Simpson has direct beneficial ownership interest of (i) 5,523 shares of Common Stock issuable upon conversion of 6,117 shares of the Issuer's convertible preferred stock, $0.001 par value per share (the "Series C Preferred Stock"), (ii) 1 share of Common Stock issuable upon exercise of the $1.5M Lender Warrants; and (iii) 323,833 Options (iii) 70,000 Restricted Shares and (iv) 4,382 shares of Common Stock. The Reporting Person's beneficial ownership does not include 425,000 restricted shares of Common Stock granted to the Reporting Person which have not vested and are non-voting and are not beneficially owned by the Reporting Person as of the reporting date (the "Excluded Shares"). The 1.5M Lender Warrants subsequently expired on October 12, 2026.

The percentages with respect to the Reporting Person's beneficial ownership are based on (i) 4,969,283 shares of Common Stock (which does not include the Excluded Shares) and (ii) 342,841 shares of Series C Preferred Stock issued and outstanding as of October 8, 2026, reported by the Issuer in its definitive Proxy Statement on Schedule 14A, filed with the SEC on October 19, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, Mr. Simpson has direct beneficial ownership interest of (i) 5,523 shares of Common Stock issuable upon conversion of 6,117 shares of the Issuer's convertible preferred stock, $0.001 par value per share (the "Series C Preferred Stock"), (ii) 1 share of Common Stock issuable upon exercise of the $1.5M Lender Warrants; and (iii) 323,833 Options (iii) 70,000 Restricted Shares and (iv) 4,382 shares of Common Stock. The Reporting Person's beneficial ownership does not include 425,000 restricted shares of Common Stock granted to the Reporting Person which have not vested and are non-voting and are not beneficially owned by the Reporting Person as of the reporting date (the "Excluded Shares"). The 1.5M Lender Warrants subsequently expired on October 12, 2026.

The percentages with respect to the Reporting Person's beneficial ownership are based on (i) 4,969,283 shares of Common Stock (which does not include the Excluded Shares) and (ii) 342,841 shares of Series C Preferred Stock issued and outstanding as of October 8, 2026, reported by the Issuer in its definitive Proxy Statement on Schedule 14A, filed with the SEC on October 19, 2026.
Transactions in the class effected during the past sixty days: In the last 60 days prior to the filing of this Schedule 13D, the Reporting Person has not acquired or disposed of any shares of Common Stock in open market transactions. The Reporting Person undertakes to provide upon request by the staff of the SEC full information regarding the number of shares purchased at each separate price.
Other persons with the right to receive dividends or sale proceeds: Not applicable other than as set forth herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information contained in Items 3 and 5 of this Schedule 13 D is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Form of $1M Lender Warrant and $1.5M Lender Warrant (incorporated by reference to Exhibit 4.6 to the Issuer's Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

Exhibit 2 Form of $1.5M Note (incorporated by reference to Exhibit 10.11 to the Issuer's Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

Exhibit 3 Form of Investor Warrant (incorporated by reference to Exhibit 4.7 to the Issuer's Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

Exhibit 4 Form of Amendment No. 1 to the Form of $1.5M Note by and among the Issuer and the Requisite Noteholders, dated November 2, 2021 (incorporated by reference to Exhibit 10.12 to the Issuer's Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

Exhibit 5 Form of Amendment No. 2 to the Form of $1.5M Note by and among the Issuer and the Requisite Noteholders, dated May 2022 (incorporated by reference to Exhibit 10.20 to the Issuer's Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

Exhibit 6 Employment Agreement by and between the Issuer and Andrew Simpson, dated April 5, 2022 (incorporated by reference to Exhibit 10.18 to the Issuer's Registration Statement on Form S-1, filed with the SEC on May 17, 2022).

Exhibit 7 Amendment No. 1 to the Employment Agreement, dated as of June 22, 2026, by and between the Issuer and Andrew Simpson (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on June 26, 2026).

Exhibit 8 Notice of Grant and Restricted Stock Award Agreement, dated as of June 22, 2026, by and between the Issuer and Andrew Simpson (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on June 26, 2026).

Exhibit 9 Form of the Issuer's Incentive Stock Option Agreement under the Issuer's 2023 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on March 23, 2023).

Exhibit 10 Merger Agreement, dated June 23, 2026, by and among the Issuer, Fortitude Mining Holdings, Inc., Fortitude Mining HoldCo, LLC and Cordis Acquisition, LLC (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the SEC on June 23, 2026).

Exhibit 11 Amendment No. 1 to Agreement and Plan of Merger, dated July 27, 2026, by and among the Issuer, Cordis Acquisition, LLC, Fortitude Mining Holdings, Inc. and Fortitude Mining HoldCo, LLC. (incorporated by reference to Exhibit 2.2 to the Issuer's Current Report on Form 8-K, filed with the SEC on July 27, 2026).

## Signatures
- Andrew Simpson: /s/ Andrew Simpson, Andrew Simpson (10/23/2026)